Points International Brings Auction Excitement to Northwest Airlines

TORONTO, March 31, 2008 – Points International Ltd. (TSX: PTS; OTCBB: PTSEF) — owner and operator of the world’s leading reward-management portal, Points.com (www.points.com) — is pleased to announce that Northwest Airlines has launched a new online auction using technology developed by Points International and its partner Truition.

The auction allows members of WorldPerks®, the Northwest frequent flyer program, to redeem WorldPerks miles for unique offers, many of them one-of-a-kind experiences. Items available for auction include luxury vacation packages, unique sporting events, merchandise, and much more. This is the fifth auction product launched by Points and Truition.

"WorldPerks is proud to partner with Points/Truition to provide another innovative and fun way for our members to redeem their miles", said Bob Soukup, Managing Director WorldPerks.

"Our auction product is extremely popular, both with loyalty program members and operators," said Points CEO Rob MacLean. "WorldPerks members are seeing what other loyalty program members have - the variety of exciting opportunities our online auction gives them. This excitement gives program members more reasons to visit the WorldPerks site, which further cements member loyalty."

About Points International Ltd.

Points International Ltd. is owner and operator of Points.com, the world’s leading reward-program management portal. At Points.com consumers can Swap, Earn, Buy, Gift, Share and Redeem miles and points from more than 25 of the world’s leading reward programs. Participating programs include American Airlines AAdvantage® program, American Express® Membership Rewards®, Aeroplan®, AsiaMiles™, British Airways Executive Club, Northwest WorldPerks®, Wyndham Hotel Group’s TripRewards®, Delta SkyMiles®, and InterContinental Hotels Group’s Priority Club® Rewards. Redemption partners include Amazon.com® and Starbucks.

Website: http://www.points.com

About Northwest Airlines

Northwest Airlines is one of the world’s largest airlines with hubs at Detroit, Minneapolis/ St. Paul, Memphis, Tokyo and Amsterdam, and approximately 1,400 daily departures. Northwest is a member of SkyTeam, an airline alliance that offers customers one of the world’s most extensive global networks. Northwest and its travel partners serve more than 1,000 cities in excess of 160 countries on six continents.

Website: http://www.nwa.com

For more information contact: For investor relations:

Anthony Lam, Chief Financial Officer, Points International Ltd., (416) 596-6382, anthony.lam@points.com

Corporate website: www.pointsinternational.com

For partnerships and other inquiries:

Christopher Barnard, President, Points International Ltd., (416) 596-6381, christopher.barnard@points.com.